March 26, 2020

Via E-mail

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong


       Re:      Jumei International Holding Limited
                Amendment No. 1 to Schedule TO-T/13E-3
                Filed March 20, 2020 by Jumei Investment Holding Limited, Super ROI
                       Global Holding Limited, and Leo Ou Chen
                File No. 005-88610

Dear Ms. Gao:

       The staff in the Office of Mergers and Acquisitions has reviewed your amended filings.
We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. Please ensure that you jointly "tag" the Schedule
   TO-T as a Schedule 13E-3 filing in your amended Schedule TO so that the EDGAR system reflects its status as both a Schedule TO and 13E-3 as to each filer.

2. We note your response to comment 2 but are unable to agree with your analysis.
 Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom
March 26, 2020
Page 2

3. Notwithstanding your assertion in response to comment 3 that neither Parent nor Purchaser is an "independent entity" separate from Mr. Chen, we continue to believe that a group was formed and that disclosure of the existence of the group is required. Rule 13d-5 does not provide for any distinction or exceptions based upon a person or entity's independence from another person. Additionally, we believe the parties' joint filing agreement provides support for our view that the parties should file an amended Schedule 13D reflecting group status.

Schedule TO-T   Exhibit (a)(1)(i)   Offer to Purchase for Cash
Conditions to the Offer

4. We note your response to comment 18. In your amended filing, please add the disclosure included in your response letter regarding Mr. Chen's undertaking that he will not cause the
   Company or any of its affiliates to deliberately breach the agreements or obligations under the Merger Agreement.


                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions